January 16, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR and FACSIMILE

Re: Universal Health Services, Inc. (“UHS”) Form 10-Q for the Quarterly Period Ended September 30, 2007. File
No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated December 21, 2007. Our responses below have also been filed with the Securities and Exchange Commission (“Commission”) electronically via EDGAR as a Correspondence filing.

(4) Long-term debt, page 8:

1. Please revise your disclosure to include the accounting policy that you apply for your accounts receivable securitization program. Include whether the company has maintained effective control over the accounts receivable and whether the purchaser has any recourse against the company for uncollectible receivables. Tell us your consideration of SFAS 140 including paragraphs 9 and 17.

We have accounted for this accounts receivable securitization program (“Program”) as borrowings under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Pursuant to the terms of the program, the third-party conduit lenders and liquidity banks have been granted security interests in their respective accounts receivable to secure the loans to the subsidiaries of the Company.

By way of background, Universal Health Services, Inc. (the “Company”) and certain of its subsidiaries entered into an accounts receivable securitization program (the “Program”) with a group of third-party conduit lenders and liquidity banks. Pursuant to Receivables Sale Agreements (the “RSAs”), between the Company’s hospital subsidiaries (the “Originators”) and special purpose entities that are wholly-owned by the Company (“Wholly-Owned LLCs”), the Originators will sell or contribute existing and future private accounts receivable and participation interests in government accounts (collectively, the “Receivables”) and certain other assets to the Wholly-Owned LLCs in exchange for cash, subordinated notes and/or equity. The Originators and the Wholly-Owned LLCs intend the transactions contemplated by the RSAs to be true sales or absolute contributions to the Wholly-Owned LLCs by the respective Originators. Pursuant to the Credit and Security Agreement (the “CSA”), the Wholly-Owned LLCs will borrow the funds to purchase the receivables from the Originators and grant security interests in their respective accounts receivable to the group of third-party conduit lenders and liquidity banks to secure the borrowings of up to $200 million outstanding from time to time. Borrowings will be funded by either through: (i) the issuance of asset backed commercial paper by the third-party conduit lenders, or; (ii) drawing under the committed liquidity facility provided by the third-party liquidity banks. Unless earlier terminated or subsequently extended pursuant to the terms of the CSA, the Receivables Facility will expire on August 31, 2010.

Pursuant to the Performance Undertakings by the Company in favor of each of the Wholly-Owned LLCs, the Company will guarantee the performance by the Originators (subsidiaries of the Company) of their obligations under the RSAs and the performance by the Company’s wholly-owned subsidiaries that act as collection agent and the servicer. Neither the Company, the Originators nor the Wholly-Owned LLCs guarantee the collection of any Receivables, and they are not responsible for any guaranteed obligations to the extent the failure to perform such guaranteed obligations by any of its subsidiaries that act as the Originators, the collection agent or the servicer result from Receivables being uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness of the related Obligor.

The Company maintains effective control over the accounts receivable since pursuant to the terms of the Program, the receivables are sold from the Originators (which are subsidiaries of the Company) to the Wholly-Owned LLCs (wholly-owned special purpose entities of the Originators which are the purchasers of the receivables) where they are used to collateralize the loans obtained from the group of third-party conduit lenders and liquidity banks. The group of third-party conduit lenders and liquidity banks do not have recourse to the Company or the Originators beyond the assets of the Wholly-Owned LLCs which securitize the loans.

We believe the disclosure contained on page 8 in Footnote 4 - Long-term Debt, in our Form 10-Q satisfies the disclosure requirements of this Program as provided for by SFAS No. 140, paragraph 17.

(9) Dispositions and Acquisitions of assets and businesses, page 13:

2. Please revise your disclosure to include an aggregate purchase price allocation for the acquisitions made during 2007 in accordance with paragraph 51.e. of SFAS 141, including specifically the amounts allocated to goodwill. Please include a description of the factors that contributed to the recognition of goodwill. Also include pro forma financial information in accordance with paragraph 54 of SFAS 141.

During the nine month period ended September 30, 2007, we paid $103 million to acquire: (i) certain assets of a healthcare system located in Texas which includes a 234-bed acute care hospital and a 60-bed behavioral health hospital; (ii) three behavioral health facilities (with beds ranging from 52 to 97) located in Delaware, Pennsylvania and Utah, and; (iii) the previously leased real property of a behavioral health facility located in Ohio.

The aggregate purchase price of the facilities was allocated on a preliminary basis to assets and liabilities, based on their estimated fair values as follows:

Amount (000s)
Working capital, net	$17,000
Property, plant & equipment	78,000
Goodwill	34,000
Other assets	(2,000)
Debt	(14,000)
Other liabilities	(10,000)

Cash paid for acquisitions	$103,000

Pursuant to paragraph 51.e. of SFAS No. 141, the allocation of purchase price provided above is to be included in the notes to the financial statements in the period in which a “material” business combination is completed. This information was not included in our Form 10-Q for the quarterly period ended September 30, 2007 since we do not believe the above-mentioned acquisitions were material to our financial statements as the combined purchase price of $103 million amounted to less than 3% of our total assets as of September 30, 2007 ($3.60 billion).

Approximately $71 million of the $103 million paid during the nine months ended September 30, 2007 (comprising 69% of the total) was paid in connection with the acquisition of the healthcare system in Texas which was acquired on January 1, 2007. Assuming the other above-mentioned acquisitions had occurred as of January 1, 2007, the impact on our proforma net revenues, net income and net income per diluted share for the three and nine month periods ended September 30, 2007 would have been immaterial.

Assuming the above-mentioned acquisitions occurred on January 1, 2006, the proforma net revenues would have been $1.08 billion ($1.04 billion as reported) and $3.25 billion ($3.13 billion as reported) for the three and nine months ended September 30, 2006, respectively. Proforma net income would have been $112 million ($114 million as reported) and $227 million ($225 million as reported) for the three and nine months ended September 30, 2006, respectively. Proforma net income per diluted share would have been $1.98 ($2.00 as reported) and $3.92 ($3.89 as reported) for the three and nine months ended September 30, 2006, respectively. Pursuant to paragraph 54 of SFAS No. 141, since the proforma financial information discussed above is not materially different than our actual results for the three and nine month periods ended September 30, 2007 and 2006, it was not included in our Form 10-Q for the quarterly period ended September 30, 2007.

Goodwill of the acquired facilities is computed, pursuant to the residual method, by deducting the fair value of the acquired assets (including intangible assets, if any) and liabilities from the total purchase price. For the majority of our acquisitions, fair value of the acquired assets and liabilities is typically determined by independent third-party appraisals. The factors that contribute to the recognition of goodwill, which may also influence the purchase price, include the historical cash flow and income levels achieved by the acquired facilities, the reputation of the facilities in their respective markets, the nature of the facility’s operations and the facility’s future cash flow and income growth projections.

Our future filings will include the purchase price allocation of acquired facilities and proforma financial information should material acquisitions be made during the period presented.

Self-Insured Risks, page 17:

3. Please revise your disclosure to quantify the impact that changes in estimates have had for the periods presented and the effect that reasonably likely changes in your estimate as of the latest balance sheet date may have on your results of operations and financial position.

As disclosed on page 21, in Results of Operations, included in our financial results for the nine months ended September 30, 2007, was a $16 million pre-tax reduction to our prior year reserves for professional and general liability self-insurance claims, which was recorded during the second quarter of 2007. As disclosed on page 25 of our Form 10-Q, this reduction to our prior year reserves was recorded based upon the results of a third-party actuarial analysis and the favorable change in our estimated future claims payments was partially due to the favorable impact of medical malpractice tort reform experienced in several states in which we operate as well as a decrease in obstetrical-related claims due to a company-wide patient safety initiative in this high-risk specialty. There were no material changes made to our self-insured reserves for our workers’ compensation or employee healthcare and dental claims during the periods presented.

Among the reserves in connection with our self-insured programs mentioned above, the reserve for our professional and general liability claims is by far the largest. As disclosed in Professional and General Liability Claims and Property Insurance on page 33 of our Form 10-Q, the reserve for professional and general liability claims was $259 million as of September 30, 2007. Historically, there have not been many material adjustments made to our reserve for professional and general liability self-insurance claims. Prior to the above-mentioned adjustment recorded during 2007, the last material adjustment occurred in 2001 at which time we recorded a $40 million pre-tax increase to the reserve to record the estimated liability incurred as a result of our then commercial insurance carrier being placed into liquidation. Although we are unable to predict whether our future financial statements will include adjustments to our reserves for self-insurance claims, on a historical basis, material adjustments have not occurred on a frequent basis and are therefore not considered to be reasonably likely. By including the professional and general liability reserve amount in each filing and separately disclosing the amounts of the adjustment, if material adjustments are made in the reporting period or comparable prior year period, we believe we have historically provided the reader with the relevant information related to our self-insured professional and general liability exposure. Future material adjustments to our self-insured reserves for workers’ compensation and employee healthcare and dental exposure during the periods presented, if any, would also be separately disclosed in our filings.

4. Your disclosure here as well in other portions of the document makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

Our future filings will not make reference to the use of an independent actuary or other unnamed experts in connection with our reserves.

Also pursuant to your request, we hereby acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)